November 25, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ada D. Sarmento, Mary Beth Breslin, Franklin Wyman and Angela Connell

Re: Brain Scientific Inc. (the “Company”)

Offering Statement on Form 1-A

Filed on September 23, 2020

File No. 024-11327

Dear Ada D. Sarmento, Mary Beth Breslin, Franklin Wyman and Angela Connell:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 23, 2020 (the “Comment Letter”) relating to the Offering Statement on Form 1-A (the “Offering Statement”) as referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Offering Statement on Form 1-A/Amendment No. 2 (“Amendment No. 2”) which is submitted to the Commission simultaneously together with this letter. Please note that amendment No. 2 only contains the forepart (the Form 1-A itself and on which there have been no changes made) and the Exhibit Index and revised exhibits (exhibits 6.1, 7.1 and 12.1) that have been revised to reflect the Staff’s comments.

Comment:

General

1. Please refile Exhibit 6.1 to include the conformed signature of the signatory for the Dalmore Group, LLC and refile Exhibit 6.2 to include the conformed signature of the signatory for DealMaker.revise here and in the Summary to state more clearly whether there is an escrow process established for this offering. We note your disclosure that you may engage an escrow agent, but in other locations throughout the filing you refer to funds deposited in escrow. Please also file the agreement with the escrow agent, or with the service provider you note on page 19 that you have engaged, as an exhibit to the offering statement and revise the disclosure to identify the agent. Refer to Item 17.8 of Form 1-A.

Response:

We have refiled the requested Exhibits (6.1 and 7.1) to fully conform the signatures for the respective parties.

Comment:

2. Please revise Exhibit 12.1 to provide an opinion as to each of the components of the units, including the warrants and the common stock that will be issued as part of the units. Please refer to Section II.B.1.h of Staff Legal Bulletin No.19.

Response:

We have revised Exhibit 12.1 to clearly provide an opinion as to each of the components of the units, including the units themselves, the shares of common stock and the warrants.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Arthur Marcus
Name:	Arthur Marcus
On behalf of Brain Scientific Inc.